UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife Group Limited and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2019 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2019

	March 31,	September 30,
	2019	2019
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	4,997,861	5,368,285	751,050
Accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB89,634; September 30, 2019 RMB106,504 (US$14,900))	96,923	97,060	13,580
Inventories	27,612	27,400	3,833
Prepaid expenses and other receivables	25,532	19,340	2,706
Total current assets	5,147,928	5,512,085	771,169
Property, plant and equipment, net	545,340	534,873	74,832
Operating lease right-of-use assets[1]	—	5,846	818
Non-current deposits	236,719	243,713	34,097
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB74,800; September 30, 2019: RMB72,693 (US$10,170))	104,857	123,291	17,249
Inventories	77,194	80,253	11,228
Intangible assets, net	97,444	95,134	13,310
Investment in equity securities at fair value	107,362	117,359	16,419
Other equity investment	189,129	189,129	26,460
Deferred tax assets	44,981	49,469	6,921
Total assets	6,550,954	6,951,152	972,503

LIABILITIES
Current liabilities
Accounts payable	33,566	29,891	4,182
Accrued expenses and other payables	79,977	102,363	14,322
Operating lease liabilities[1]	—	2,149	301
Deferred revenue	461,986	443,615	62,064
Income tax payable	20,113	28,443	3,979
Total current liabilities	595,642	606,461	84,848
Non-current deferred revenue	2,108,442	2,211,652	309,421
Non-current operating lease liabilities[1]	—	3,322	465
Other non-current liabilities	404,482	432,953	60,573
Deferred tax liabilities	19,626	18,854	2,638
Total liabilities	3,128,192	3,273,242	457,945

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and September 30, 2019, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	294,022
Treasury stock, at cost (March 31 and September 30, 2019: 136,899 shares, respectively)	(2,815)	(2,815)	(394)
Accumulated other comprehensive losses	(88,738)	(65,585)	(9,176)
Retained earnings	1,407,223	1,635,920	228,873
Total equity attributable to Global Cord Blood Corporation	3,417,335	3,669,185	513,337
Non-controlling interests	5,427	8,725	1,221
Total equity	3,422,762	3,677,910	514,558
Total liabilities and equity	6,550,954	6,951,152	972,503

1 Since April 1, 2019, the Company adopted Accounting Standards Update Topic 842 using a modified retrospective transition approach which resulted in the recognition of right-of-use assets and lease liabilities for operating leases as of April 1, 2019 of approximately RMB6.9 million and RMB5.8 million, respectively.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months Ended September 30, 2018 and 2019

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	247,104	313,464	43,855	480,925	586,839	82,102
Direct costs	(47,263)	(48,315)	(6,760)	(90,421)	(94,064)	(13,160)
Gross profit	199,841	265,149	37,095	390,504	492,775	68,942
Operating expenses
Research and development	(3,590)	(6,399)	(895)	(6,381)	(11,100)	(1,553)
Sales and marketing	(51,488)	(64,880)	(9,077)	(102,903)	(125,517)	(17,560)
General and administrative	(39,997)	(49,435)	(6,916)	(81,012)	(99,337)	(13,899)
Total operating expenses	(95,075)	(120,714)	(16,888)	(190,296)	(235,954)	(33,012)
Operating income	104,766	144,435	20,207	200,208	256,821	35,930
Other (expenses)/income, net
Interest income	6,405	6,502	910	12,103	12,722	1,780
Foreign currency exchange losses	(49)	(162)	(23)	(75)	(190)	(27)
Change in fair value of equity securities	(30,945)	(7,043)	(985)	(40,266)	2,936	411
Dividend income	976	—	—	976	507	71
Others	(56)	422	59	(815)	762	107
Total other (expenses)/income, net	(23,669)	(281)	(39)	(28,077)	16,737	2,342
Income before income tax	81,097	144,154	20,168	172,131	273,558	38,272
Income tax expense	(14,921)	(22,087)	(3,090)	(31,445)	(41,563)	(5,815)
Net income	66,176	122,067	17,078	140,686	231,995	32,457
Net income attributable to non-controlling interests	(1,062)	(1,714)	(240)	(2,030)	(3,298)	(461)
Net income attributable to Global Cord Blood Corporation’s shareholders	65,114	120,353	16,838	138,656	228,697	31,996

Earnings per share:
Attributable to ordinary shares
- Basic	0.54	0.99	0.14	1.15	1.88	0.26
- Diluted	0.53	0.99	0.14	1.14	1.88	0.26

Other comprehensive income, net of nil income taxes
- Foreign currency translation adjustments	14,597	12,800	1,791	37,477	23,153	3,239
Comprehensive income	80,773	134,867	18,869	178,163	255,148	35,696

Comprehensive income attributable to non-controlling interests	(1,062)	(1,714)	(240)	(2,030)	(3,298)	(461)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	79,711	133,153	18,629	176,133	251,850	35,235

Other Events

On November 26, 2019, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and six months ended September 30, 2019. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated November 26, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: November 26, 2019